222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005
RENEE M. HARDT
ATTORNEY AT LAW +1 (312) 609 7616 rhardt@vedderprice.com	CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

May 4, 2015

Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:                             Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Dear Ms. Dubey:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on April 17, 2015 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A submitted on March 5, 2015 and filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.                                      Please update the series ID on EDGAR to reflect the new name.

Response:                                        The Trust will update the series ID on EDGAR to reflect the new name of the Fund on May 4, 2015 once the name change is effective.

Prospectus

2.                                      In the “Fees and Expenses” section in the Fund Summary, please remove the “up to” language from the “Wire Redemption Fee” line of the fee table.

Response:                                        The Trust respectfully submits that the current disclosure is appropriate given that certain institutional shareholders who trade daily are not charged wire fees.  In addition, disclosure has been added to the “Investing with

Touchstone” section regarding the fact that certain institutional shareholders who trade daily are not charged wire fees.

3.                                      In the “Fees and Expenses” section in the Fund Summary, please delete footnote 2 (that expenses are estimated) since the Fund is not a new fund.

Response:                                        The Trust respectfully submits that the current disclosure is appropriate since the footnote applies only to Institutional Class shares.  Institutional Class is a new class that will commence operations on May 4, 2015 and the “Other Expenses” for this share class are estimated.

4.                                      In the “Fees and Expenses” section in the Fund Summary, please consolidate footnotes 1 and 3 into one footnote.

Response:                                        The Trust has made the requested change.

5.                                      In the “Fees and Expenses” section in the Fund Summary, if true, disclose that the expense limitation agreement is contractual.  In addition, please delete the last sentence from footnote 4.  Also, please confirm for the Staff’s information that any contractual expense limitation agreement is filed as an exhibit to the Trust’s registration statement.

Response:                                        Footnote 4 has been revised to remove the last sentence and to disclose that the agreement is contractual.  In addition, the Trust confirms that the contractual expense limitation agreement was filed as an exhibit to the Trust’s registration statement on March 5, 2015.

6.                                      In the “Principal Investment Strategies” section, please revise the Fund’s 80% policy to reflect sustainable investments and add disclosure regarding how the Fund’s investments meet this criteria.  Also, please revise the disclosure regarding the sustainability evaluation or explain how social and governance practices relate to sustainability.

Response:                                        As subsequently discussed with Ms. Dubey on April 29, 2015, the Fund’s 80% policy has been restated to read as follows:  “The Fund invests, under normal circumstances, at least 80% of its assets in equity securities of U.S. and non-U.S. companies that meet certain financial and environmental, social and governance criteria.”  In addition, the disclosure has been enhanced to explain this criteria.

In subsequent conversations with Ms. Dubey, she articulated the staff’s views that sustainability relates to renewable resources and similar concepts and does not relate to social and governance practices.  The Trust respectfully disagrees with this comment, noting that sustainability is interpreted by different investment advisers in different ways.

Accordingly, the Fund has not changed its name or changed its investment criteria in response to this specific comment.

7.                                      In the “Principal Investment Strategies” section, please confirm for the Staff’s information that convertible securities are only counted towards the 80% of the Fund’s net assets that are invested in equity securities if such convertible securities are in the money at the time of investment.

Response:                                        The Trust confirms that convertible securities are only deemed an equity security if the convertibility option is in the money at the time of investment.

8.                                      In the “Principal Investment Strategies” section, please confirm for the Staff’s information whether convertible securities include contingent convertible securities, and if so, how much of the Fund’s assets may be invested in such securities.  In addition, if such securities are included within convertible securities, add specific disclosure regarding them to this section and the “Principal Risks” section.

Response:                                        The Trust does not include contingent convertible securities within convertible securities.  As such, the Trust respectfully submits that since contingent convertible securities are not included as a Principal Investment Strategy, no further disclosures regarding this type of investment are necessary.

9.                                      Please confirm whether “Acquired Fund Fees and Expenses” should be included in the fee table given the reference to “exchange-traded funds” in the “Principal Investment Strategies” section.

Response:                                        The Trust confirms that there are no “Acquired Fund Fees and Expenses” to be included in the fee table.

10.                               In the “Principal Investment Strategies” section, please consider whether the disclosure regarding not intending to engage in frequent trading is appropriate given the Fund’s 92% portfolio turnover rate.

Response:                                        The Trust confirms that this disclosure is appropriate.  The portfolio turnover rate is reflective of the prior sub-advisor’s investment strategy.

11.                               In the “Principal Risks” section, please add other investment companies risk.

Response:                                        The Trust has added the requested disclosure.

12.                               In the “Fund Performance” section, please delete the third sentence in the first paragraph.

Response:                                        The Trust has made the requested change.

13.                               In the “Fund Performance” section, please delete footnote 1.

Response:                                        The Trust has made the requested change.

14.                               In the “Fund Performance” section, please explain for the Staff’s information why including MSCI ACWI returns net of withholding taxes is appropriate.

Response:                                        As part of the Fund’s global investment mandate, the Fund regularly invests in non-U.S. corporations that are not treated as qualified foreign corporations.  Accordingly, taxes are withheld from dividends paid by these companies to the Fund.  The Trust submits that returns net of withholding taxes are most reflective of the Fund’s investments and provide the most accurate basis for comparison.

15.                               Under “Buying and Selling Fund Shares” in the Fund Summary, please move the second, fourth and fifth sentences elsewhere in the Prospectus.

Response:                                        The sentences have been deleted since they are duplicative of language that appears under the “Investing with Touchstone” heading.

16.                               In the “Principal Investment Strategies and Risks” section, please make any changes necessary to conform to changes made in the Fund Summary in response to the Staff’s comments.

Response:                                        The Trust has made the requested changes.

17.                               Please revise the CDSC table at the top of page 15 to state that the amount subject to the charge is based on the original purchase price or amount redeemed, whichever is less, as is stated in the “Fees and Expenses” section.

Response:                                        The Trust has made the requested change.

18.                               In the “Investing with Touchstone” section, please add disclosure regarding how redemption orders are processed as is done for purchases under Pricing of Purchases.

Response:                                        The Trust has added the requested disclosure.

19.                               Under the “Investing with Touchstone” section, there is disclosure regarding low account balance fees.  Please add disclosure of the fee to the fee table in the Fund Summary.

Response:                                        The Trust has deleted the disclosure regarding low account balance fees since Touchstone does not charge such fees.

*                                         *                                         *

Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trust.  If you have any further questions or comments, please contact me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

cc:                                Kevin L. Howard, Esq.
Meredyth A. Whitford, Esq.
Terrie A. Wiedenheft
Deborah B. Eades, Esq.

EXHIBIT A

May 4, 2015

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Dear Ms. Dubey:

In connection with the Trust’s response to certain oral comments received from the Commission staff on April 17, 2015, with respect to the Staff’s review of the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on March 5, 2015, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Meredyth A. Whitford, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 357-6029.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer